Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-237675) pertaining to the PAE Incorporated 2020 Equity Incentive Plan of our report dated March 16, 2021 (except for the effect of the error correction discussed in Note 24, as to which the date is May 7, 2021), with respect to the consolidated financial statements of PAE Incorporated and our report dated March 16, 2021 (except for the effect of the material weakness described in the second paragraph, as to which the date is May 7, 2021), with respect to the effectiveness of internal control over financial reporting of PAE Incorporated included in this Annual Report (Form 10-K/A) for the year ended December 31, 2020.

/s/ Ernst & Young, LLP
Tysons, Virginia
May 7, 2021